Exhibit 99.1

LAVA Therapeutics Announces the Appointment of Dr. Charles Morris as Chief Medical Officer

UTRECT, The Netherlands and PHILADELPHIA, February 6, 2023 - LAVA Therapeutics N.V. (Nasdaq LVTX), an immuno-oncology company focused on developing its proprietary Gammabody™ platform of bispecific gamma-delta T cell engagers to transform the treatment of cancer, today announced that Dr. Charles Morris, has joined LAVA as chief medical officer effective February 6, 2023. Dr. Morris will replace Benjamin Winograd, MD, PhD.

“During a 25-year tenure in the industry, Dr. Morris has demonstrated a proven track record of advancing novel oncology product candidates from clinical development through global regulatory approvals,” said Stephen Hurly, president and chief executive officer of LAVA Therapeutics. “His broad experience garnered at global biotech and pharmaceutical companies will be instrumental as we progress the development of our platform of bispecific gamma-delta T cell engagers.”

“LAVA has the potential to impact cancer treatment with its next-generation Gamma delta T cell engagers and I look forward to collaborating with the leadership team to advance LAVA’s pipeline and bring new therapeutic options to patients,” said Dr. Morris.

Dr. Morris is a medical oncologist with over 25 years of oncology drug development experience working with global biotech and pharmaceutical companies and managing numerous drug approvals. Most recently, he was the chief medical officer for Celyad Oncology, a biotechnology company focused on the research and discovery of chimeric antigen receptor T cell (CAR T) therapies for cancer. Dr. Morris also served as chief medical officer of Radius Health and held leadership positions at PsiOxus Therapeutics, ImmunoGen and Allos Therapeutics, where he contributed to all phases of development for solid and hematological tumor indications. He was also vice president of worldwide clinical research at Cephalon where he supported the approval of TREANDA® (bendamustine) for the treatment of indolent non-Hodgkin lymphoma and chronic lymphocytopenia. He began his career at AstraZeneca and held roles of increasing responsibility including global medical lead for Faslodex® (fulvestrant) which he managed through its approval for breast cancer.

Dr. Morris holds a Bachelor of Medicine, Bachelor of Surgery and Bachelor of Medical Science in Clinical Pharmacology and Therapeutics degree from Sheffield University Medical School in the UK and is a Member of the Royal College of Physicians of London.

About LAVA

LAVA Therapeutics N.V. is a clinical-stage immuno-oncology company utilizing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma delta T cell engagers for the potential treatment of solid and hematologic malignancies. The Company utilizes bispecific antibodies engineered to selectively kill cancer cells by triggering Vγ9Vδ2 (Vgamma9 Vdelta2) T cell antitumor effector functions upon cross-linking to tumor-associated antigens. LAVA-051, the Company’s lead candidate for the treatment of multiple myeloma, chronic lymphocytic leukemia, and acute myeloid leukemia, is enrolling patients in a Phase 1/2a clinical study (NCT04887259). A Phase 1/2a clinical study to evaluate LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC) is also enrolling (NCT05369000). For more information, please visit www.lavatherapeutics.com, and follow us on LinkedIn, Twitter and YouTube.

LAVA’s Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements, including in respect to the company’s anticipated growth and clinical developments plans, and the timing and results of clinical trials. Words such as “anticipate,” “believe,” “could,” “will,” “may,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on LAVA’s expectations and assumptions as of the date of this press release and are subject to various risks and uncertainties that may cause actual results to differ materially from these forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements about the preclinical & clinical data, clinical development and scope of clinical trials, and the potential use of our product candidates to treat various tumor targets. Many factors, risks and uncertainties may cause differences between current expectations and actual results including, among other things, the timing and results of our research and development programs and preclinical and clinical trials, our ability to obtain regulatory approval for and commercialize our product candidates, our ability to leverage our initial programs to develop additional product candidates using our Gammabody™ platform, and the failure of LAVA’s collaborators to support or advance collaborations or our product candidates. The COVID-19 pandemic may disrupt our business and that of the third parties on which we depend, including delaying or otherwise disrupting our clinical trials and preclinical studies, manufacturing and supply chain, or impairing employee productivity. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine. LAVA assumes no obligation to update any forward-looking statements contained herein to reflect any change in expectations, even as new information becomes available

CONTACTS

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